Exhibit 99.63

PyroGenesis Receives Final Approval to Graduate
to the Toronto Stock Exchange

MONTREAL, QUEBEC (GlobeNewswire – November 18th, 2020) - PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce that it has received final approval from the Toronto Stock Exchange (“TSX”) to graduate from the TSX Venture Exchange (“TSXV”) and list its common shares (“Common Shares”) on the TSX.

The Company’s Common Shares will be listed for trading on the TSX at the opening of markets on Friday, November 20, 2020 under its current trading symbol “PYR”. In connection with the listing of the Common Shares on the TSX, the last day of trading on the TSXV will be Thursday, November 19, 2020 and the Common Shares will be delisted from the TSXV effective as of the commencement of trading on the TSX. Shareholders will not be required to take any action in connection with the graduation and listing on the TSX.

“It is indeed a pleasure to be able to announce today that PyroGenesis is uplisting to the most senior exchange in Canada, the TSX, this Friday. We are very pleased to announce this significant achievement for PyroGenesis that confirms our development and growth as a company. I want to take this opportunity to thank the team at PyroGenesis, as well as the professionals who guided us; particularly our legal advisors,” said Mr. Peter Pascali, CEO and Chair of PyroGenesis. “We also would like to thank the TSXV for providing us with the platform to grow into the Company we are today, and attract a solid stable of investors. It is important to recognize that a platform, be it the TSXV or the TSX, is only part of the equation. The PyroGenesis team, technologies, as well as the solid base of business, and business relationships we have developed, while on the TSXV, are well suited for this graduation.”

“We look forward to this uplisting and the additional credibility that the Company will gain by trading on the most significant stock exchange in Canada, which is also one of the largest in North America1,” added Ms. Rodayna Kafal, VP IR & Comms. and Director of PyroGenesis. “We anticipate that this step change will provide PyroGenesis with greater visibility in the marketplace and access to a broader and more diverse range of international and institutional investors.”

1 https://www.investopedia.com/terms/t/toronto-stock-exchange-

tsx.asp#:~:text=Established%20in%201852%20and%20owned,significant%20stock%20exchange%20in%20Canada

About PyroGenesis Canada Inc

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/